This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated March 6, 1997 and the related Letter of Transmittal and is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdictions.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Healthsource, Inc.
at
$21.75 Net Per Share
by
CHC Acquisition Corp.
an indirect wholly owned subsidiary of
CIGNA Corporation

CHC Acquisition Corp. (the "Purchaser"), a New Hampshire corporation and an indirect wholly owned subsidiary of CIGNA Corporation, a Delaware corporation ("Parent"), is offering to purchase all outstanding shares of common stock, par value $.10 per share (the "Shares"), of Healthsource, Inc., a New Hampshire corporation (the "Company"), at $21.75 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 6, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer").

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, APRIL 2, 1997, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer, that number of Shares which, together with any Shares beneficially owned by Parent or the Purchaser, represent at least a majority of the Shares outstanding on a fully diluted basis. The Offer is also subject to other terms and conditions, including receipt of certain regulatory approvals, set forth in the Offer to Purchase. Pursuant to the Merger Agreement, the Purchaser has agreed to extend the Offer from time to time until September 27, 1997 (as such date may be extended pursuant to the terms of the Merger Agreement) if at the initial Expiration Date (as defined in the Offer to Purchase), or any extension thereof, all conditions to the Offer have not been satisfied or waived.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 27, 1997 (the "Merger Agreement"), by and among the Company, Parent and the Purchaser. The Merger Agreement provides that, among other things, following the


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
consummation of the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger"). At the effective time of the Merger, each outstanding Share (other than Shares held in the treasury of the Company, owned by Parent, the Purchaser or any other wholly owned subsidiary of Parent or held by stockholders who perfect their dissenter's rights under New Hampshire law) will be converted into the right to receive the per Share price paid in the Offer, without interest.

Pursuant to the Merger Agreement, the rights issued pursuant to the Rights Agreement between the Company and The Bank of New York, dated as of July 29, 1996, will be redeemed by the Company prior to the consummation of the Offer.

In connection with the execution of the Merger Agreement, Parent and the Purchaser entered into a Tender Agreement and Irrevocable Proxy, dated as of February 27, 1997 (the "Tender Agreement"), with Norman C. Payson, M.D. (the "Stockholder"), the Company's Chief Executive Officer and President and the owner of an aggregate of 4,332,760 Shares, or approximately 6.1% of the Company's outstanding Shares on a fully diluted basis. Pursuant to the Tender Agreement, the Stockholder has agreed to validly tender pursuant to the Offer, and not withdraw, all such Shares.

The Board of Directors of the Company has unanimously approved the Merger Agreement, the Offer and the Merger, has determined that the Offer and the Merger are fair to and in the best interests of the stockholders of the Company and unanimously recommends that stockholders accept the Offer and tender their Shares pursuant to the Offer.

The Offer is subject to certain conditions set forth in the Offer to Purchase. If any such condition is not satisfied, the Purchaser shall not be required to accept for payment or pay for, and may delay the acceptance for payment of, or (whether or not the Shares have theretofore been accepted for payment) the payment for, any Shares tendered, and may terminate or extend the Offer and not accept for payment any Shares. The Purchaser may waive any or all of the conditions to the Offer in whole or in part at any time, to the extent permitted by applicable law and the provisions of the Merger Agreement.

The Purchaser reserves the right, at any time or from time to time, subject to the terms of the Merger Agreement, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to IBJ Schroder Bank & Trust Company (the "Depositary"). Any such extension will be followed as promptly as practicable by a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled date on which the Offer was to expire. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment tendered Shares if, as and when the Purchaser gives oral or written notice to the Depositary of its acceptance of the tenders of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a confirmation of a book-entry


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
transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities (as defined in the Offer to Purchase)), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees (or in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase)) and any other documents required by the Letter of Transmittal.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. After that, such tenders are irrevocable, except that they may be withdrawn at any time after May 5, 1997, unless they have previously been accepted for payment as provided in the Offer to Purchase. To be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth in the Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary or otherwise identified to the Depositary, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)). In addition, such notice must specify the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn, or, in the case of Shares tendered by book-entry transfer, the name and number of the account at one of the Book-Entry Transfer Facilities to be credited with the withdrawn Shares.

The information required to be disclosed by paragraph (e)(1)(vii) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided the Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares.

The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares. The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

Requests for copies of the Offer to Purchase, the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at the Purchaser's expense. Neither Parent nor the Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Managers, the Information Agent and the Depositary) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:


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
Georgeson & Company Inc.
Wall Street Plaza
New York, New York 10005
Bankers and Brokers Call Collect: (212) 440-9800
All Others Call Toll-Free: (800) 223-2064

The Dealer Managers for the Offer are:
Goldman, Sachs & Co.
85 Broad Street
New York, New York 10004
(212) 902-1000

March 6, 1997




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